Exhibit 99.1

September 19, 2007

Dear Shareholder,

You are cordially invited to attend an Annual General Meeting of Shareholders of Elron Electronic Industries Ltd. (the “Company”) to be held at 3:00 pm., Israel time, on October 18, 2007, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42 nd Floor, Tel-Aviv, Israel.

At this meeting you will be asked:

(1) elect twelve (12) directors to the Board of Directors of the Company;

(2) approve the compensation of the directors of the Company as a group;

(3) approve the Consulting Agreement between the Company and Prof. Gabi Barbash, a director of the Company;

(4) approve the Consulting Agreement between the Company and Prof. Yair Be’ery, a director of the Company;

(5) approve the adoption of Israeli generally accepted accounting principles as the Company’s primary accounting principles;

(6) appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and

(7) receive and consider the Auditors’ Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2006.

For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote “FOR” the resolutions specified on the enclosed form of proxy.

We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than forty-eight hours before the meeting.

Thank you for your cooperation.

Very truly yours,

ARIE MIENTKAVICH	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer

Tel-Aviv, Israel
September 19, 2007

ELRON ELECTRONIC INDUSTRIES LTD.
NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Shareholders (the “Meeting”) of Elron Electronic Industries Ltd. (the “Company”) will be held at 3:00 p.m., Israel time, on October 18, 2007, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel.

In the Meeting the shareholders will be asked to:

(1) elect twelve (12) directors to the Board of Directors of the Company;

(2) approve the compensation of the directors of the Company as a group;

(3) approve the Consulting Agreement between the Company and Prof. Gabi Barbash, a director of the Company;

(4) approve the Consulting Agreement between the Company and Prof. Yair Be’ery, a director of the Company;

(5) approve the adoption of Israeli generally accepted accounting principles as the Company’s primary accounting principles;

(6) appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and

(7) receive and consider the Auditors’ Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2006.

Shareholders of record at the close of business on September 18, 2007 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 3:00 p.m., Israel time, on October 16, 2007. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company’s offices at the address above. The last date for issuance of such Position Notices to the Company is October 5, 2007.

Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.

By Order of the Board of Directors,

ARIE MIENTKAVICH	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer

ELRON ELECTRONIC INDUSTRIES LTD.

3 Azrieli Center
The Triangle Building, 42nd Floor
Tel-Aviv, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value (the “Ordinary Shares”), of Elron Electronic Industries Ltd. (the “Company” or “Elron”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at an Annual General Meeting of Shareholders (the “Meeting”) to be held on October 18, 2007, at 3:00 p.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.

It is proposed that at the Meeting, the Shareholders approve the following resolutions: (1) to elect twelve (12) directors to the Board of Directors of the Company; (2) to approve the compensation of the directors of the Company as a group; (3) to approve the Consulting Agreement between the Company and Prof. Gabi Barbash, a director of the Company; (4) to approve the Consulting Agreement between the Company and Prof. Yair Be’ery, a director of the Company (5) to approve the adoption of Israeli generally accepted accounting principles as the Company’s primary accounting principles; (6) to appoint Kost Forer, Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and (7) to receive and consider the Auditors’ Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2006.

The Company is unaware at this time of any other matters that will come before the Meeting.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least 48 hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on September 18, 2007 will be entitled to notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about September 21, 2007 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On September 2, 2007, the Company had issued and outstanding 29,620,775 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 2, 2007, unless otherwise specified, the number of Ordinary Shares owned by all shareholders known to us to own more than 5% of our Ordinary Shares and by all officers and directors as a group:

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares
Discount Investment Corporation Ltd. (“DIC”)(1)	14,400,796	48.62%
Tel Aviv, Israel
Clal Insurance Group (2)	58,993	0.20%
Tel Aviv, Israel
All Officers and Directors as a group (3)	177,216	0.60%

(1)

IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which, in turn, is the parent of DIC and Clal Insurance Enterprises Holdings Ltd. (“Clal”). IDBH, IDBD, DIC and Clal are public companies traded on the Tel Aviv Stock Exchange.

As of September 2, 2007, IDBH was controlled as follows: (i) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 49.23% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, holds approximately 7.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd (“Livnat”), a private Israeli company controlled by Avraham Livnat holds, directly and through a wholly-owned subsidiary, approximately 11.51% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd., (“Manor”), a private company controlled by Ruth Manor holds, directly and through a majority-owned subsidiary, approximately 11.50% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Based on the foregoing, IDBH (by reason of its control of IDBD, and by reason of IDBD’s control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our ordinary shares held by DIC and also to share with subsidiaries of Clal the power to vote and dispose of our ordinary shares held by such subsidiaries for their own account.

Certain of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans borrowed to finance part of the purchase of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

Nochi Dankner is the Chairman and Chief Executive Officer of IDBH, the Chairman of IDBD and DIC and a director of Clal and Elron. Zehava Dankner (the mother of Nochi Dankner) and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD, Clal and Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2)

The Clal Insurance Group is comprised of Clal and its subsidiary companies, which are deemed to be major shareholders of the Company. Clal is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of September 2, 2007, the other major shareholder of Clal was Bank Hapoalim, which held approximately 17.40% of Clal’s shares (including holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M.). None of the remaining shareholders of Clal held more than 5% of its shares. The above holdings excludes 260, 001 ordinary shares held by Clal on behalf of mutual amnd provident funds and not for its own (nostro) account.

The Clal Insurance Group’s address is 48 Menachem Begin Rd., Clal Development Bldg., Tel Aviv, Israel

(3)

This amount includes 173,992 shares underlying options that are currently exercisable or that will become exercisable within 60 days of September 2, 2007. This amount does not include any shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.

ITEM I—ELECTION OF DIRECTORS

The Board of Directors has nominated the twelve (12) individuals named below to be elected as directors, all of whom currently serve as directors of the Company. The directors nominated in this Proxy Statement, together with two external directors (as defined by the Israeli Companies Law, 1999 (“Companies Law”)), Mr. Yaacov Goldman (whose second term expires in 2009) and Ms. Tida Shamir (whose initial term expires in May 2010), shall constitute the entire Board of Directors.

Duly executed proxies (other than those directing the proxy holders not to vote for all or certain of the listed nominees) will be voted for the election of each of the twelve (12) nominees, to hold office until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Companies Law.

If any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their judgment. The Company is unaware of any reason why any of the nominees, if elected, should not be able to serve as a director.

The nominees, the years in which they first became directors and their ages are set forth below:

Name	Year Became Director	Age
Arie Mientkavich	2007	64
Ami Erel	1999	60
Avraham Asheri	1999	69
Prof. Gabi Barbash	2003	57
Prof. Yair Be’ery	2004	51
Ari Bronshtein	2006	38
Nochi Dankner	2005	52
Avraham Fischer	2003	50
Shay Livnat	2005	48
Dori Manor	2003	40
Arie Ovadia	2007	58
Amos Shapira	2006	58

Arie Mientkavich joined Elron as Chairman of the Board of Directors in January 2007. He has served as Deputy Chairman of the Board of IDBH since May 2006 and as Chairman of the Board of Clal Tourism Ltd. since January 2007. He is also Deputy Chairman of the Board of Gazit Globe Ltd and Chairman of the Board of Gazit Globe Israel (Development) Ltd. since July 2006. From November 1997 to January 2006, Mr. Mientkavich served as Chairman of the Board of Israel Discount Bank Ltd. and several of its subsidiaries. Mr. Mientkavich was also Chairman of Israel Discount Capital Markets and Investments Ltd. between 2001 and 2006. From 1987 to 1997, he served as active Chairman of the Board of the Israel Securities Authority (“ISA”), the Israeli equivalent of the SEC. From 1979 to 1987, Mr. Mientkavich served as General Counsel to the Israeli Ministry of Finance. During the years 1972 through 1979, he served in a number of positions in the Israeli Ministry of Finance. Mr. Mientkavich was also Member of the Board of the Israel Land Administration and of El Al Israel Airlines. Mr. Mientkavich is chairman of the Board of Trustees of the Academy of the Quality of Government Movement in Israel, and was honored with the award of Knight of Quality Government in 1995 by the Movement. He is also Chairman of the Public Council of Yad Sarah, a voluntary organization in the field of humanitarian support of public health. In addition, Mr. Mientkavich serves as Chairman of the Public Committee, in conjunction with the Yad VeShem Holocaust Center, for the documentation of the contribution of the Holocaust Survivors to the Establishment of the State of Israel and has been active in the organization of the annual March of the Living to the concentration camps. Mr. Mientkavich holds degrees in Political Science and in Law from the Hebrew University in Jerusalem, and was admitted to the Israeli Bar in 1972.

Avraham Asheri joined Elron as a director in December 1999. He serves as the Chairman of our Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Africa Israel Investments Ltd., Elbit Systems, Koor Industries Ltd. and Mikronet Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as Senior Executive Vice President and a member of its management committee, Mr. Asheri held the position of Director General of the Ministry of

Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including Managing Director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University in Jerusalem.

Prof. Gabi Barbash joined Elron as a director in May 2003. Since 1999, Prof. Barbash has been Director General of the Tel-Aviv Sourasky Medical Center and between 2000 and 2003 he served as Chairman of the Board of Directors of Teuza Venture Capital Fund. Between 1998 and 2000, Prof. Barbash was the Chairman of the Israeli National Transplant Center. Between 1996 and 1999, Prof. Barbash was the Director General of the Israeli Ministry of Health. Between 1995 and 1998, Prof. Barbash was a member of the Scientific Committee of the Interdisciplinary Center for Technological Analysis and Forecasting at Tel-Aviv University. Between 1993 and 1996, Prof. Barbash was the Director General of the Sourasky Medical Center. Between 1986 and 1993, Prof. Barbash was the Deputy Director of the Sheba Medical Center and from 1990 to 1993, he was Director of the Rehabilitation Hospital of the Sheba Medical Center. Prof. Barbash holds an M.D. degree from the Hebrew University, Jerusalem, Hadassah Medical School and a masters degree in public health from Harvard University.

Prof. Yair Be’ery joined Elron as a director in January 2004. Since 1985, Prof. Be’ery has been with the Department of Electrical Engineering at Tel Aviv University and served as its Chairman from 1999 until 2003. From 1998 until 2005, Prof. Be’ery worked with Benny Steinmetz’s Group and co-founded STI Ventures, a high technology venture investment company. From 1989 until 1996, Prof. Be’ery served as Vice President of Advanced Technology of the DSP Group Inc. Prof. Be’ery serves as a member of the board of directors of Teledata, one of Elron’s group companies. Prof. Be’ery is also a member of the advisory boards of ChipX, also one of Elron’s group companies, and Mplicity Ltd. Prof. Be’ery served previously on the boards of directors and advisory boards of numerous Israel-related technology companies. Prof. Be’ery holds B.Sc., M.Sc. and Ph.D. degrees (Electrical Engineering) from Tel Aviv University, Israel.

Ari Bronshtein joined Elron as a director in March 2006. In January 2006, Mr. Bronshtein joined DIC as Vice-President. From 2004 to 2005, Mr. Bronshtein served as Vice President and head of the Economics and Business Development division of Bezeq. From 2000 to 2003, Mr. Bronshtein served as Director of Finance and Investments at Bezeq. From 1999 to 2000, Mr. Bronshtein served as Manager of business analysis at Comverse Technologies, Inc. From 1996 to 1999, Mr. Bronshtein served in various positions at Tadiran Ltd., his last position being Director of the Finance and Investments division. Mr. Bronshtein serves as a director of American Israeli Paper Mills Ltd., and as an external director and chairman of the investment committee of Koor—Tadiran Gemel. Mr. Bronshtein has previously served as a director of Bezeq International Ltd., Xpert Systems Ltd. and Simcha Urieli & Sons Engineering & Construction Company Ltd. In addition, Mr. Bronshtein has served as an external director and member of the investment committee of Dash Mutual Fund Management Ltd. Mr. Bronshtein has also served as chairman of the investment committee of Stage One and as a member of the investment committee of Eurofund, both venture capital funds. Mr. Bronshtein holds a Bachelors Degree in Finance and Management and Masters Degree in Finance and Accounting, both from Tel Aviv University.

Nochi Dankner joined the Company as a director in June 2005. Mr. Dankner is the Chief Executive Officer and Chairman of the board of directors of IDBH and serves as Chairman of the board of directors of IDBD, DIC and Clal Industries and Investments Ltd. Mr. Dankner is the

founder of the Ganden Group, which holds investments in companies operating primarily in the fields of real estate and tourism. Mr. Dankner serves as a director of companies in the Ganden Group,, including as Chairman of Ganden Holdings Ltd., a holding company that holds, through Ganden Investments I.D.B. Ltd. and Ganden Investments 2000 Ltd. (companies in which Mr. Dankner serves as Chairman) a controlling interest in IDBH, which is the controlling shareholder of IDBD. Ganden Holdings Ltd. also controls Ganden Holdings in Real Estate 2000 Ltd., a company involved in the real estate business, of which Mr. Dankner serves as Chairman. Mr. Dankner is also the co-founder and Co-Chairman of Ganden Tourism and Aviation Ltd., the parent company of a tourism and aviation group, which includes, among others, Ganden Holdings in Tourism Ltd. a company in which Mr. Dankner serves as Co-chairman and Israir Airlines & Tourism Ltd., a company in which Mr. Dankner serves as a director. Mr. Dankner also serves as a director of Cellcom Israel Ltd., Clal Insurance Enterprises Holdings Ltd., Clal Insurance Company Ltd., Nesher-Israeli Cement Enterprises Ltd., Mashav Initiating and Development Ltd., Property and Building Corporation Ltd., Super-Sol Ltd., American Israeli Paper Mills Ltd., Koor Industries Ltd., Makhteshim Agan Industries Ltd., Arei Barcelona (1997) Management Ltd., Open Sky Ltd., Tomahawk Investments Ltd., Yobert Investments Ltd., Peleg-Dan Investments Ltd., Oshir Holdings Ltd., Ronad Holdings (1992) Ltd. and Luck Time Ltd. Mr. Dankner is Chairman of the IDB Fund “For the Community” and is a member of “Matan—Your Way to Give”, a non-profit organization. Mr. Dankner also serves as a member of the Management Committee of the Association of Friends of the Tel Aviv Sourasky Medical Center, and as a member of the Board of Trustees of the Tel Aviv University. Until December 31, 2003, Mr. Dankner was a partner of the law firm Dankner-Luski & Co. Until May 2003, Mr. Dankner chaired Bank Hapoalim’s credit committee. Mr. Dankner holds an LL.B. degree from Tel Aviv University and a Bachelor of Arts degree in Political Science from Tel Aviv University.

Ami Erel served as the Chairman of our Board of Directors from November 1999 through January 2007 and remains a director of Elron. He also served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as president and chief executive officer of DIC since June 1, 2001 and since March 2007, he also serves as Chief Executive Officer of NetVision. Mr. Erel is also chairman of the board of directors of Cellcom Israel Ltd. and serves as a director of Property and Building Corporation Ltd., Super-Sol Ltd., Koor Industries Ltd. and Makheshim Agan Industries Ltd. In addition, Mr. Erel serves as the chairman or a member of the boards of various other subsidiaries and affiliates of DIC and Elron. From 1997 to 1999, Mr. Erel served as president and chief executive officer of Bezeq. From 1997 to 1998, he was chairman of the board of directors of PelePhone Communications Ltd. Since January 2005, Mr. Erel has served as chairman of the executive committee of the Manufacturers Association of Israel. From January 2000 to January 2004, Mr. Erel served as chairman of the board of Israel Association of Electronics & Information Industries. Mr. Erel holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.

Avraham Fischer joined Elron as a director in August 2003. He is the Executive Vice President of IDBH, the deputy Chairman of IDBD, Co-Chief Executive Officer of Clal Industries and Investments Ltd. and Chairman of Clal Biotechnology Industries Ltd. In addition, he is a partner of Fischer, Behar, Chen & Co., a leading Israeli law firm. Mr. Fischer is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism, and is the co-founder and Vice-Chairman of Ganden Holdings Ltd., which is the principal shareholder of IDBH. He serves as a director of

Clal Industries & Investments Ltd., IDBH, DIC, Scailex Corporation (formerly Scitex Corporation Ltd.), ECI Telecom Ltd., American Israeli Paper Mills Ltd., Vyyo Inc. and several other companies. Mr. Fischer is a co-chairman of “Matan—Your Way to Give,” a non-profit organization. Mr. Fischer holds an LL.B. degree from the Tel Aviv University and is a member of the Israeli bar association.

Shay Livnat joined Elron as a director in June 2005 and is the founder, President & Chief Executive Officer of Zoe Holdings Ltd. He is also the founder and co-chairman of UPS Israel and UTI (Isuzu) Israel. Since 2004, Mr. Livnat has been a director of IDBD, Clal Industries and Investments Ltd., Clal, Scaelix Corporation and Scitex Vision Ltd. Since 1992, Mr. Livnat has been a director of Taavura Holdings Ltd. Between 1988 and 1998, Mr. Livnat was the Managing Director of Tashtit Ltd. (DAF, Liebherr) and Vice-President of the Taavura Group. Mr. Livnat holds a Bachelor of Science in Electrical Engineering, Fairleigh Dickinson University, New Jersey, USA.

Dori Manor joined Elron as a director in August 2003. He has served as Chief Executive Officer of David Lubinski Ltd., a group of automotive companies, since 2000, and was the Vice President from 1997 until 2000 and Assistant Director from 1994 until 1996. During 1994 and 1995, he served as a director of Morasco Ltd. During 1992 and 1993, he was engaged as an Industrial Engineering consultant for Factory Design Ltd. Mr. Manor serves as a director of IDBH, IDBD, DIC and Clal Industries and Investments Ltd. Mr. Manor received an MBA degree from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, in 1996 and a Bachelor of Science degree in Industrial Engineering from Tel Aviv University in 1993.

Dr. Arie Ovadia joined Elron as a director in March 2007. Dr. Ovadia has, during the last five years, served as Chairman of The Phoenix Holdings Ltd., acted an advisor to corporations and served as a member of the Israel Accounting Standards Board. He is a director of Straus Elite Ltd., Real Estate Participations In Israel Ltd., Orda Print Industries Ltd., Tadiran Communications Ltd., Mehedrin Ltd., Carmel Olefins Ltd., Giron Ltd., Scaelix Corporation Ltd. and Destiny Investments Ltd. He holds a PhD in economics from University of Pennsylvania, Wharton School.

Amos Shapira joined Elron as a director in November 2006. Mr. Shapira serves as President and Chief Executive Officer of Cellcom Israel Ltd. From 2002 to 2005, Mr. Shapira served as Chief Executive Officer of El Al Israel Airlines Ltd. From 1993 to 2003, he served as Chief Executive Officer of Hogla-Kimberly Ltd., a company owned by Kimberly-Clark USA. Mr. Shapira holds an M.Sc. in industrial administration from the Technion, Israel Institute of Technology and a B.A. in economics from the University of Haifa.

It is proposed that at the Annual Meeting, the following Resolution be adopted:

“RESOLVED, that the twelve (12) nominees proposed in the Proxy Statement, dated September 19, 2007 as directors be, and each of them hereby is, elected to hold office until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Companies Law.”

The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the election of the twelve (12) nominees to the Board of Directors.

The Board of Directors recommends a vote FOR all the nominees to the Board of Directors.

ITEM 2—APPROVAL OF DIRECTORS’ COMPENSATION

The Companies Law requires that the terms and conditions of employment of a director, including the terms and conditions of his or her employment as an officer of a company, be approved by the audit committee of such company and by its board of directors, as well as by such company’s shareholders voting at a general meeting.

A. Following approval by the Audit Committee and by the Board of Directors, it is proposed that the Company grant remuneration to those of the Company’s directors who are not officers of IDBH, IDBD or DIC or affiliates thereof (but excluding Prof. Gabi Barbash and the Chairman, Mr. Arie Mientkavich,) namely currently Messrs. Avraham Asheri, Yair Be’ery and Arie Ovadia and any other such directors appointed in the future, in the amount previously approved by the share holders for the External Directors in March 2006 in the maximum amount permitted under the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002, in each case linked to the Consumer Price Index, currently amounting to approximately NIS112,000 (approximately $27,000) per year and approximately NIS3,400 (approximately $820) per meeting of the board of directors or any committee thereof.

B. Following approval by the Audit Committee and by the Board of Directors, it is proposed that the Company grant compensation to the remaining directors of the Company’ excluding the Chairman, Mr. Arie Mientavich, namely currently Prof. Gabi Barbash, Arie Bronshtein, Ami Erel, Nochi Dankner, Avraham Fischer, Shay Livnat, Dori Manor and Amos Shapira and any other such directors appointed in the future the amount permitted to be paid to external directors under the Companies Law adjusted to the Israeli Consumer Price Index from time to time. For companies of the same classification in relation to its shareholders’ equity, such compensation is currently, in addition to reimbursement of expenses, approximately NIS47,135 (approximately $11,500) per director for one year and in addition approximately NIS1,818 (approximately $444) per director for participation in each meeting of the board of directors or any committee thereof.

It is hereby clarified that the terms and conditions of the engagement of our Chairman, Mr. Mientkavich approved by our shareholders on May 28, 2007 are instead of the annual and per meeting directors remuneration recommended to be paid to other directors of the Company as described above.

It is proposed that at the Annual Meeting, the following Resolutions be adopted:

1. “RESOLVED, that the compensation paid and to be paid as described in Item 2, paragraph A of the Company’s Proxy Statement, dated September 19, 2007 be, and hereby is, approved and ratified.”

The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed Resolution.

2. “RESOLVED, that the compensation paid and to be paid to the directors of the Company, as described in Item 2, paragraph B of the Company’s Proxy Statement, dated September 19, 2007 be, and hereby is, approved and ratified.”

The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed Resolution. Since the nominees to the Board of Directors of the Company listed in paragraph B above are deemed to be “Controlling Persons” of the Company, as defined by the Companies Law, pursuant to the Companies Regulations (Relief from Related Party Transactions), 2000, if one or more shareholders holding in the aggregate at least 1% of the issued share capital or the voting rights in the Company notify the Company in writing, on or prior to the fourteenth day following the publication of this Proxy Statement about his/their objection to the resolution, the approval of the resolution will require that either: (i) the majority of shares voting at the Meeting includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the resolution and who are present and voting in person or by proxy, at the Meeting (without taking into account abstentions); or (ii) the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

The Audit Committee and the Board of Directors recommend a vote FOR approval of these proposed Resolutions.

ITEM 3—APPROVAL OF RENEWAL OF CONSULTING AGREEMENT
BETWEEN THE COMPANY AND PROF. GABI BARBASH

In December 2006, the Company’s consulting agreement with Prof. Gabi Barbash, a director of the Company, came to an end. Prof. Barbash has continued to provide such services since January 1, 2007 and following the approval of the Audit Committee and the Board of Directors, the Company has renewed the consulting agreement until December 31, 2008, subject to approval of the shareholders. The services provided by Prof. Barbash consist mainly of assistance in connection with assessing new investments by the Company in the field of medical devices and general consulting to the Company’s management in connection with its medical device group companies. In consideration for these services, Prof. Barbash will be compensated by the New Israeli Shekel equivalent of $5,000 (plus Value Added Tax at the applicable rate) per month plus expenses approved in advance by the Company, in addition to and without derogating from his compensation as a director of the Company.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that the renewal of the Consulting Agreement between the Company and Prof. Gabi Barbash on the terms set forth in the Company’s Proxy Statement dated September 19, 2007 be and is hereby approved and ratified.”

The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, is necessary for approval of this resolution.

The Audit Committee and Board of Directors recommend a vote FOR approval of this resolution.

ITEM 4—APPROVAL OF CONSULTING AGREEMENT WITH PROF. YAIR BE’ERY

In addition to his services as director of the Company, Prof. Be’ery serves as one of the Company’s representatives on the Board of Directors of Teledata Networks Ltd. (“Teledata”), one of the Company’s group companies. During 2005 and 2006, Prof. Be’ery received compensation for such additional service within the framework of the broader consulting services provided by Prof. Be’ery to the Company pursuant to his consulting agreement with the Company which ended in December 2006.

Since January 1, 2007, Prof. Be’ery has continued to serve as a board member of Teledata and accordingly, following the approval of the Company’s Audit Committee and the Board of Directors, the Company has entered into a new agreement with Prof. Be’ery whereby Prof. Be’ery will continue to provide services as a board member of Teledata in consideration for payment per Teledata board meeting attended by him at the same rate per meeting as Prof. Be’ery is compensated as a director of the Company as detailed in Item 2 above.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that the Consulting Agreement between the Company and Prof. Yair Be’ery on the terms set forth in the Company’s Proxy Statement dated September 19, 2007 be and is hereby approved and ratified.”

The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, is necessary for approval of this resolution.

The Audit Committee and Board of Directors recommend a vote FOR approval of this resolution.

ITEM 5—APPROVAL OF THE ADOPTION BY THE COMPANY OF ISRAELI GAAP
AS ITS PRIMARY ACCOUNTING PRINCIPLES.

In October 2000, the shareholders of Company approved the adoption by the Company of US generally accepted accounting principles (“GAAP”) as its primary accounting principles. In November 2006, DIC the Company’s major shareholder, purchased addituional ordinary shares of the Company by way of tender offer thereby increasing its holding in the Company from approximately 47.6% to approximately 49%.

Furthermore, on May 16, 2007, DIC filed a preliminary statement with the SEC stating that it may purchase up to 10% of the ordinary shares of the Company by way of tender offer or otherwise. It is more likely than not that, DIC will ultimately increase its holdings of the Company to more than 50%, in which event the Company would become a subsidiary of DIC and its financial statements would need to be consolidated within those of DIC. DIC, an Israeli public company, traded on the Tel Aviv Stock Exchange, is required to report according to Israeli GAAP. For the Company to prepare two sets of financial statements, one according to US GAAP and one according to Israeli GAAP, would place an unreasonable burden and cost on the Company and exposes the Company to the risk of errors. Furthermore, DIC indicated in the November tender offer materials that it intends to propose that the Company change its accounting basis from U.S. GAAP to Israeli GAAP. It should be noted that in November 2005, the Israeli Accounting Standard Board determined that, effective January 1, 2008, financial statements of Israeli public companies will be prepared in accordance with International Financial Reporting Standards (IFRS) in lieu of Israeli GAAP. Accordingly, the Company’s financial statements will be converted to IFRS effective January 1, 2008.

Accordingly, it is recommended that the Company adopt Israeli GAAP as its primary accounting principles, effective only upon DIC increasing its holding in Elron to more than 50%,

in which event the Company would become a subsidiary of DIC and its financial statements would need to be consolidated within those of DIC. Upon this occuring, the Company will also provide a reconciliation to US GAAP in its quarterly and annual audited consolidated financial statements. The Audit Committee and the Board of Directors, approved the adoption of Israeli GAAP as the Company’s primary accounting principles on the above basis.

It is proposed that at the Annual Meeting, the following Resolution be adopted:

“RESOLVED, that the Company’s adoption of Israeli generally accepted accounting principles as its primary accounting principles in the circumstances described in the Company’s Proxy Statement, dated September 19, 2007 be, and hereby is, approved and ratified.”

The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary to approve this resolution.

The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.

ITEM 6—APPROVAL OF APPOINTMENT OF KOST FORER GABBAY & KASIERER,
A MEMBER OF ERNST & YOUNG GLOBAL

Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, Certified Public Accountants (Israel), has been nominated by the Audit Committee and the Board of Directors of the Company for appointment as the auditors of the Company until the next annual general meeting of the Company. Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global has no relationship with the Company except as auditors other than tax related services provided to the Company from time to time.

It is proposed that at the Annual General Meeting, the following Resolution be adopted:

“RESOLVED, that the Company’s auditors, Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global be, and they hereby are, reappointed as auditors of the Company until the next annual general meeting of the Company and that the Audit Committee and the Board of Directors be, and hereby are authorized to determine the fees of said auditors.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the Resolution appointing Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global as auditors of the Company.

The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.

ITEM 7—CONSIDERATlON OF THE AUDITORS’ REPORT,
THE DIRECTORS’ REPORT AND THE FINANCIAL STATEMENTS

At the Annual General Meeting, the Auditors’ Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2006 will be presented.

The Annual Report for 2006 including the Financial Statements, Auditors’ Report and the Management Report for 2006 have been provided to the shareholders prior to the mailing of this Proxy Statement.

By Order of the Board of Directors,

ARIE MIENTKAVICH	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer

September 19, 2007

0

ELRON ELECTRONIC INDUSTRIES LTD.

     THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 18, 2007

The undersigned hereby constitutes and appoints DORON BIRGER and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on September 18, 2007 at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on October 18, 2007, at 3:00 pm (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Under the Companies law, 1999 you are required to indicate whether or not you have a personal interest in the resolution described in Proposal 3, which shall include the personal interest of any of your relatives or any entity in which you or any of your relatives:

  holds 5% or more of the issued and outstanding share capital or voting rights, or has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States) , or is a director or a general manager.

An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELRON ELECTRONIC INDUSTRIES LTD.

October 18, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

$ Please detach along perforated line and mail in the envelope provided. $

21233200033303000000 0	101807

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. THE ELECTION OF DIRECTORS:							FOR	AGAINST	ABSTAIN
					2.	Approval of the compensation of the directors of the Company as a group as detailed in paragraph A of Item 2 of the Proxy Statement.	☐	☐	☐
NOMINEES:
☐	FOR ALL NOMINEES	¢	Arie Mientkavich		3.	Approval of the compensation of the directors of the Company as a group as detailed in paragraph B of Item 2 of the Proxy Statement.	☐	☐	☐
		¢	Ami Erel
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	¢	Avraham Asheri		PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN PROPOSAL 3.		☐	☐
		¢	Prof. Gabi Barbash				YES	NO
☐	FOR ALL EXCEPT (See instructions below)	¢	Prof. Yair Be'ery
		¢	Ari Bronshtein		IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN PROPOSAL 3 ABOVE, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR THE RESOLUTION.
		¢	Nochi Dankner
		¢	Avraham Fischer
		¢	Shay Livnat				FOR	AGAINST	ABSTAIN
		¢	Dori Manor		4.	Approval of the Consulting Agreement between the Company and Prof. Gabi Barbash, a director of the Company.	☐	☐	☐
		¢	Dr. Arie Ovadia
		¢	Amos Shapira		5.	Approval of the Consulting Agreement between the Company and Prof. Yair Be'ery, a director of the Company.	☐	☐	☐

					6.	Approval of the adoption of Israeli generally accepted accounting principles as the Company's primary accounting principles in the circumstances set forth in the accompanying proxy statement.	☐	☐	☐

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●				7.
						Appointment of Kost Forer, Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company's auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees.	☐	☐	☐

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in all Proposals listed above.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.